July 14, 2014

Via E-mail
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:    Besra Gold, Inc.
    Form 20-F for the Fiscal Year Ended June 30, 2013
    Filed September 18, 2013
Response Dated March 4, 2014
    File No. 000-52324

Dear Ms. Jenkins:

The management of Besra Gold, Inc. expects to re-file the Form 20-F for the year ended June 30, 2013 by September 15, 2014.

If you have any questions, please contact me at +64 (9) 912-1766. We look forward to hearing from you.

Kind regards,
Besra Gold, Inc.

Signed: “Artem O. Kartusov”
_______________________
Artem Kartusov
Group Financial Controller